June 29, 2022

VIA EDGAR

Mr. Mark Brunhofer

Ms. Sharon Blume

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Live Oak Bancshares, Inc.

Form 10-K for the fiscal year ended December 31, 2021

Filed February 24, 2022

File No. 001-37497

Dear Mr. Brunhofer and Ms. Blume,

On behalf of Live Oak Bancshares, Inc. (the “Company”), this letter is submitted in response to your letter dated June 15, 2022 regarding the Company’s filing referenced above.

For convenience, we have included your comments below with the Company’s responses immediately following each comment.

SEC Comment

Form 10-K for the fiscal year ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Measures, page 64

1.

We note that you present different non-GAAP measures in the slide deck presentation accompanying your earnings conference call for the first quarter of 2022 held on April 28, 2022 as compared to the non-GAAP measures presented here. Please tell us why it is appropriate to reflect each of the adjustments presented on slide 36 of that presentation for the following measures:

•	Adjusted net interest income
•	Adjusted noninterest income
•	Adjusted noninterest expense
•	Adjusted PPNR
•	Adjusted net income before tax

In your response tell us how each such adjustment is not a prohibited tailored recognition or measurement method as stipulated in Question 100.04 or represents the prohibited removal of normal, recurring cash operating expenses as stipulated in Question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Company Response

The Company discloses the non-GAAP measures “Adjusted net interest income,” “Adjusted noninterest income,” “Adjusted noninterest expense,” Adjusted pre-provision net revenue, or “Adjusted PPNR,” and “Adjusted net income before tax” to provide users of the financial statements with additional information around core profitability of the Company’s business. Such information has been the subject of feedback received from investors. We believe this information allows investors to more effectively monitor the Company’s financial performance between reporting periods and increases comparability across financial institutions by isolating the impact arising from certain adjustments that are non-cash, non-recurring or are not considered necessary to operate the business. These non-GAAP measures are presented as a supplement to the preceding GAAP measures in the earnings presentation. For these reasons, the Company believes these non-GAAP measures, and the adjustments included as a part of those measures, are not misleading and are in compliance with Rule 100(b) of Regulation G, as outlined in Question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures (the “CDIs”). Additionally, none of the adjustments result in a shift from accrual basis accounting to cash or modified basis, include amounts also reportable in another company’s financial statements, reflect only a portion of an accounting change, or render the amount inconsistent with the economics of the transaction. Therefore, the Company does not believe these adjustments lead to unacceptable non-GAAP measures or would be considered prohibited individual tailored accounting principles as outlined in Question 100.04 of the CDIs.

The Company discloses the non-GAAP measure “Adjusted net interest income” to provide users of the financial statements with supplemental information on the Company’s banking activities excluding all the various impacts of the Paycheck Protection Program (“PPP”) established by the Coronavirus Aid, Relief, and Economic Security Act of 2020, the Federal Reserve Bank’s Paycheck Protection Program Liquidity Facility and other funding secured to support PPP lending. Management identified PPP-related activities as non-recurring since those lending and associated funding activities are unlikely to occur again within a two-year period. Management acknowledges that the trailing impacts to net interest income may extend beyond two years; however, we believe this identification is consistent with Item 10(e)(ii)(B) of Regulation S-K. Similarly, the sales revenue from co-developed processing technology, performance bonus related to PPP activities, and deferred salary expense related to PPP activities are PPP-related adjustments included in the non-GAAP measures “Adjusted noninterest income” and “Adjusted noninterest expense.”

Fair value adjustments are excluded from the non-GAAP measure “Adjusted noninterest income” to provide users of the financial statements with information that is useful for comparing the Company’s financial performance and results of operations between periods, or across financial institutions, by isolating the impact of fair value adjustments. These non-cash adjustments are unrealized during the period and have no impact on the Company’s cash flows from operations. Management believes excluding these adjustments provides better visibility into earnings available to finance operations as they do not have a direct impact on the Company’s operating income since they are not driven by loan origination or deposit activity. Management does not believe these adjustments are misleading and, accordingly, does not believe the presentation represents a prohibited tailored recognition or measurement method as stipulated in Question 100.04 of the CDIs.

Adjustments for venture funds and Fintech activities are excluded from non-GAAP measures to provide users of the financial statements with supplemental information that is useful for comparing the Company’s financial performance and results of operations between periods or across financial institutions. These activities are excluded from the non-GAAP measure “Adjusted noninterest income” by isolating the impacts of non-cash downward or upward adjustments for financial performance of equity method investments, non-cash fair value adjustments arising from observable transactions that increase or decrease the carrying values of portfolio companies accounted for as equity securities, or gains or losses from the sale of equity securities. Management does not believe these adjustments are misleading, and accordingly, does not believe the presentation represents a prohibited tailored recognition or measurement method as stipulated in Question 100.04 of the CDIs. Additionally, management does not believe the bonus related to Fintech investment gains excluded from the non-GAAP measure “Adjusted noninterest expense” represents a prohibited removal of normal, recurring cash operating expenses as stipulated in Question 100.01 of the CDIs as the bonus was in connection with the significant Fintech investment gain that was also excluded in the same period. Furthermore, we do not believe the adjustments represent a prohibited exclusion of charges while including gains as stipulated in Question 100.03 of the CDIs since all Fintech activity, gains, losses and related bonus expense are excluded from the non-GAAP measures.

The gains and losses on sale of aircraft and impairment charges on aircraft held for sale adjustments are excluded from the non-GAAP measures “Adjusted noninterest income” and “Adjusted noninterest expense” as the items were determined to be non-recurring consistent with Item 10(e)(ii)(B) of Regulation S-K.

The renewable energy tax credit impairment and renewable energy tax credit lease receivable impairment adjustments were excluded from the non-GAAP measure “Adjusted noninterest expense” as the items were determined to be non-cash expense. Considering these are non-cash transactions that are not necessary to operate the business, management does not believe exclusion of these items from non-GAAP measures represents a prohibited removal of normal, recurring cash operating expenses as stipulated in Question 100.01 of the CDIs.

Compensation and payroll taxes related to restricted stock unit awards with market price conditions were excluded from the non-GAAP measure “Adjusted noninterest expense” as management believes the adjustments do not represent a prohibited removal of normal, recurring cash operating expenses as stipulated in Question 100.01 of the CDIs since the expenses were accelerated as a result of the vesting of restricted stock unit grants issued in earlier periods.

SEC Comment

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 68

2.

You disclose that you have an asset sensitive balance sheet with a cumulative gap in interest-earning assets and interest-bearing liabilities of 4.55%. You indicate on page 69 that this gap would result in higher net interest income with a unilateral increase in market interest rates; however, during your first quarter 2022 earnings conference call you indicated that interest rate increases by the Federal Reserve in 2022 higher than initially contemplated would result in a decrease in your net interest margin. Please reconcile for us how increased net interest income from this disclosure would result in lower net interest margin.

Company Response

Respectfully, the Company notes that cumulative gap measures the volume of assets versus liabilities that will reprice over the expected life of the instruments and allows the reader to understand long-term balance sheet mismatches; however, we do not believe it is the best representation for projecting near-term net interest income sensitivities.

Static parallel interest rate shocks, as utilized in earnings-at-risk and economic value of equity disclosures on page 69, are useful in determining the nature of the Company’s interest rate risk profile, removing non-rate influencers such as growth and change in balance sheet composition over a defined period. These assume that all interest rates are instantaneously shocked at various levels on the last day of the quarter and then held constant at the shocked levels for the remainder of the simulation. Under this scenario, the Company’s balance sheet is asset sensitive in total over the disclosed time periods.

Comments made during our first quarter 2022 earnings conference call were related to potential upcoming interest rate increases and the anticipated near-term impact on the Company’s margin. Timing and severity of interest rate increases may cause short-term net interest margin to contract because our loan portfolio will reprice less rapidly than our funding costs. For example, a rate increase in April is more detrimental to the Company’s second quarter net interest income and net interest margin than a rate increase in June, as the Company’s short-term funding options are assumed to reprice in April while the Company’s variable loan portfolio would not reprice until the first business day of the following quarter. However, based on our forecast models, as rates stabilize, the Company’s net interest income and net interest margin also stabilize and then expand, as reflected in the asset sensitive nature of the Company’s interest rate risk disclosures.

The Company acknowledges that it is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action, or absence of action by the staff of the Securities and Exchange Commission.

Sincerely,

/s/ William C. Losch III

William C. Losch III

Chief Financial Officer